Bradford BD6 2SZ
Tel +44 (0)1274 600111
Fax +44 (0)1274 608608
www.keldagroup.com

Securities and Exchange Commission
450 Fifth Street N.W.
Washington
D.C.20549
U.S.A.

07020186

Our Ref: LB/CS/24/3

Your Ref: 82-2782

20 December 2006

SUPPL

Dear Sirs

RE: Stock Exchange Announcement

Please find enclosed copies of stock exchange announcements issued on behalf of Kelda Group plc from 28 November to 20 December 2006, as follows:

- Notification of Major Interest In Shares – Barclays Plc
- Notification of Major Interest In Shares – Barclays Plc
- Notification of Major Interest In Shares – Lehman Brothers
- Notification of Major Interest In Shares – Lehman Brothers
- Notification of Major Interest In Shares – Barclays Plc
- Total Voting Rights

This document is being made pursuant to Rule 12g3 – 2 (b), please note the file number for your reference 82-2782.

Yours faithfully

L. Bryenton

Lesley Bryenton
Shareholder Relations Officer

PROCESSED

JAN 1 0 2007

THOMSON
FINANCIAL

Registered Office
Kelda Group plc, Western House
Halifax Road, Bradford BD6 2SZ
Registered in England and Wales
No 2366627

Regulatory Announcement

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KeldaGroup

Company	Kelda Group PLC
TIDM	KEL
Headline	Total Voting Rights
Released	12:09 20-Dec-06
Number	PRNUK-2012

In conformity with the Transparency Directive's transitional provision 6, the Company is required to notify the market of the following:

The Company's capital includes 358,525,396 ordinary shares with voting rights. None of these ordinary shares is held in Treasury.

Therefore, the total number of voting rights in Company is 358,525,396.

The above figure of 358,525,396 shares may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Company under the FSA's Disclosure and Transparency Rules.

Name of contact and telephone number for queries:

Philip Hudson

Group Company Secretary

Tel: 01274 804 4110

END

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Regulatory Announcement

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Company	Kelda Group PLC
TIDM	KEL
Headline	Holding(s) in Company
Released	13:44 19-Dec-06
Number	PRNUK-1912

KeldaGroup

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1. Name of company

   Kelda Group plc

2. Name of shareholder having a major interest

   Barclays Plc

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

   Not disclosed

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Bank of Ireland A/c 1472368	144,616
Bank of Ireland A/c 2173520	349,167
Bank of Ireland A/c 258227	16,704
Bank of Ireland A/c 4239749	13,309
Bank of Ireland A/c 427057	105,493
Bank of Ireland A/c 429079	42,114
Bank of New York	25,179
Bank of New York A/c 210405	20,963
Bank of New York A/c 221428	24,507
Bank of New York A/c 367748	203,370
Bank of New York A/c 392067	265,088
Bank of New York A/c 768198	81,789
BBHISL Nominees Ltd HGB0125 A/c 00068640801	7,100

BNP Paribas	51,000
BNY (OCS) Nominees Ltd A/c 221476	35,190
BNY (OCS) Nominees Ltd A/c 387173	158,382
BT Globenet Nominees Ltd A/c 501577191	1,229
Bank of Ireland Nominees Ltd Crest ID. 11X13	304,228
Bank of Ireland Nominees Ltd Crest ID. 11X13	902,304
Barclays Capital Nominees Limited	85,000
Barclays Capital Nominees Limited	17,470,885
Barclays Global Investors Canada	28,841
Barclays Noms Monument R97	1,502
Barclays Trust Co DMC69	540
Barclays Trust Co R69	20,197
Chase Nominees Ltd A/c 16376	177,090
Chase Nominees Ltd A/c 20947	2,033,048
Chase Nominees Ltd A/c 21359	214,177
Chase Nominees Ltd A/c 25772	5,720
Chase Nominees Ltd A/c 27793	20,735
Chase Nominees Ltd A/c 27797	92,594
Chase Nominees Ltd A/c 27800	74,208
Chase Nominees Ltd A/c 28270	113,859
Chase Nominees Ltd A/c 31961	103,892
CIBC Mellon Global Securities	38,406
Citibank A/c 195433	61,106
Citibank A/c 6010640794	91,682
Citibank A/c 6010782807	44,986
Citibank A/c 601118	19,930
Citibank A/c 6660004	6,175
Citibank London	19,439
Credit Suisse Asset Management A/c 083587	32,163
Deutsche Bank London A/c 8002041	3,927

Durlacher Nominees Ltd	84,002
Gerrard Nominees Limited A/c 607486	600
Gerrard Nominees Limited A/c 615915	1,100
Greig Middleton Nominees Limited (GM1)	6,700
Greig Middleton Nominees Limited (GM1)	16,250
HSBC A/c 813168	146,253
HSBC A/c 845315	13,072
Investors Bank and Trust Co.	5,529,911
Investors Bank and Trust Co.	153,514
JP Morgan (BGI Custody) A/c 16331	107,775
JP Morgan (BGI Custody) A/c 16338	21,016
JP Morgan (BGI Custody) A/c 16341	253,228
JP Morgan (BGI Custody) A/c 16342	47,738
JP Morgan (BGI Custody) A/c 16344	16,966
JP Morgan (BGI Custody) A/c 16345	41,798
JP Morgan (BGI Custody) A/c 16400	2,617,760
JP Morgan (BGI Custody) A/c 16612	34,547
JP Morgan (BGI Custody) A/c 16901	1,241
JP Morgan (BGI Custody) A/c 18409	333,322
JP Morgan (BGI Custody) A/c 27803	1,237
JP Morgan (BGI Custody) A/c 28166	871,925
JP Morgan (BGI Custody) A/c 29514	155,107
JP Morgan (BGI Custody) A/c 38245	42,104
JPMorgan Chase Bank	12,244
JPMorgan Chase Bank	306,465
JPMorgan Chase Bank	417,097
JPMorgan Chase Bank	31,288
Mellon A/c DIRF0100002	28,037
Mellon Bank A/c ABGFZ872482	442,975
Mellon Bank A/c TGGF0003002	36,608

Mellon Trust of New England	50,773
Midland Bank (HSBC Bank PLC) A/c 772823	37,251
Mellon Trust - US Custodian /	102,095
Mitsui Asset	6,371
Northern Trust A/c CVS21	29,279
Northern Trust A/c IPE01	7,674
Northern Trust A/c TNF01	9,369
Northern Trust A/c UKE01	34,271
Northern Trust Bank - BGI SEPA	238,072
R C Greig Nominees Limited	116,186
R C Greig Nominees Limited	89,559
R C Greig Nominees Limited A/c GP1	22,405
R C Greig Nominees Limited A/c GP1	4,956
R C Greig Nominees Limited A/c SA1	6,552
R C Greig Nominees Limited A/c SA1	2,950
R C Greig Nominees Limited A/c AK1	23,410
R C Greig Nominees Limited A/c AK1	20,700
R C Greig Nominees Limited A/c BL1	18,290
R C Greig Nominees Limited A/c BL1	2,640
R C Greig Nominees Limited A/c CM1	2,933
State Street A/c 29W8	34,963
State Street A/c 2RJ2	35,755
State Street A/c N3B3	409
State Street A/c N3B6	22,544
State Street A/c NE5W	11,432
State Street Bank & Trust - WI	164,092
State Street Boston	270,021
State Street Trust of Canada -	91,725
The Northern Trust Company - U	63,807
Trust & Custody Services Bank	2,164

UBS A/c 370607.S1	10,886
Zeban Nominees Limited	18,193
Zeban Nominees Limited	2,306

5. Number of shares/amount of stock acquired	6. Percentage of issued class	7. Number of shares /amount of stock disposed	8. Percentage of issued class
15,042,974	4.19%	Not Closed	Not Disclosed

9. Class of security	10. Date of transaction	11. Date company informed
Ordinary Shares of 15 5/9 pence	Not Disclosed	19 December 2006

12. Total holding following this notification	13. Total percentage holding of issued class following this notification
36,837,747	10.27%

14. Any additional information	15. Name of contact and telephone number for queries
	Christopher Hill - 01274 804135

16. Name and signature of authorised company official responsible for making this notification

Michelle Brayshaw

Date of notification:18December2006

END

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Regulatory Announcement

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Company	Kelda Group PLC
TIDM	KEL
Headline	Holding(s) in Company
Released	09:11 12-Dec-06
Number	PRNUK-1212

KeldaGroup

Kelda Group plc announces that it has received notification today, dated 8 December 2006, from Lehman Brothers International (Europe), that they no longer have a notifiable interest in the ordinary shares of Kelda Group plc.

END.

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Company	Kelda Group PLC
TIDM	KEL
Headline	Holding(s) in Company
Released	14:30 07-Dec-06
Number	PRNUK-0712

KeldaGroup

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1. Name of company

Kelda Group plc

2. Name of shareholder having a major interest

Lehman Brothers

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

NOT DISCLOSED

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

NOT DISCLOSED

5. Number of shares/amount of stock acquired	6. Percentage of issued class	7. Number of shares /amount of stock disposed	8. Percentage of issued class
NOT DISCLOSED	not disclosed	Not disclosed	NOT DISCLOSED

9. Class of security	10. Date of transaction	11. Date company informed
Ordinary Shares of 15 5/9 pence	NOT DISCLOSED	7 december 2006

12. Total holding following this notification

11,288,769

13. Total percentage holding of issued class following this notification

3.15%

14. Any additional information

15. Name of contact and telephone number for queries

Christopher Hill - 01274 804 135

16. Name and signature of authorised company official responsible for making

this notification

Michelle Brayshaw - Shareholder Relations Assistant

Date of notification:7 December 2006

END

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Regulatory Announcement

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Company	Kelda Group PLC
TIDM	KEL
Headline	Holding(s) in Company
Released	14:18 04-Dec-06
Number	PRNUK-0412

KeldaGroup

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1. Name of company

   Kelda Group plc

2. Name of shareholder having a major interest

   Barclays Plc

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

   Not disclosed

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Bank of Ireland A/c 429079	36,532
Bank of New York	26,552
BNP Paribas	51,742
Barclays Capital Nominees Limited	7,918,582
Barclays Capital Nominees Limited	55,000
Barclays Global Investors Canada	27,393
Barclays Trust Co & Others	900
Barclays Trust Co DMC69	540
Barclays Trust Co R69	20,197
Chase Nominee Ltd A/c 16376	181,403
Chase Nominee Ltd A/c 20947	2,033,048
Chase Nominee Ltd A/c 21359	214,177
Chase Nominee Ltd A/c 28270	132,264

State Street Trust of Canada -	90,549
The Northern Trust Company - U	63,807
Trust & Custody Services Bank	5,487
Zeban Nominees Limited	2,306

5. Number of shares/amount of stock acquired	6. Percentage of issued class	7. Number of shares /amount of stock disposed	8. Percentage of issued class
7,419,159	2.07%	Not Closed	Not Disclosed

9. Class of security	10. Date of transaction	11. Date company informed
Ordinary Shares of 15 5/9 pence	Not Disclosed	4 December 2006

12. Total holding following this notification	13. Total percentage holding of issued class following this notification
21,794,773	6.08%

14. Any additional information

15. Name of contact and telephone number for queries

Christopher Hill - 01274 804135

16. Name and signature of authorised company official responsible for making this notification

Michelle Brayshaw

Date of notification:4 December2006

END

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Regulatory Announcement

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Company	Kelda Group PLC
TIDM	KEL
Headline	Holding(s) in Company
Released	14:11 28-Nov-06
Number	PRNUK-2811

KeldaGroup

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

All relevant boxes should be completed in block capital letters.

1. Name of company

Kelda Group plc

2. Name of shareholder having a major interest

Barclays Plc

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Not disclosed

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Bank of Ireland A/c 429079	36,532
Bank of New York	26,552
Barclays Capital Nominees Limited	55,000
Barclays Capital Nominees Limited	520,686
BNP Paribas	51,742
Barclays Global Investors Canada	27,393
Barclays Trust Co & Others	900
Barclays Trust Co DMC69	540
Barclays Trust Co R69	20,197
Chase Nominee Ltd A/c 16376	181,403
Chase Nominee Ltd A/c 20947	2,033,048
Chase Nominee Ltd A/c 21359	214,177
Chase Nominee Ltd A/c 28270	132,264
CIBC Mellon Global Securities	38,406
Clydesdale Nominees HGB0125 A/c 00068640801	7,100

Gerrard Nominees Limited A/c 607486	600
Greig Middleton Nominees Limited (GM1)	16,250
Investors Bank and Trust Co.	5,524,880
Investors Bank and Trust Co.	1,60,267
JP Morgan (BGI Custody) A/c 16331	107,775
JP Morgan (BGI Custody) A/c 16338	22,548
JP Morgan (BGI Custody) A/c 16341	232,690
JP Morgan (BGI Custody) A/c 16342	47,738
JP Morgan (BGI Custody) A/c 16344	16,966
JP Morgan (BGI Custody) A/c 16345	41,798
JP Morgan (BGI Custody) A/c 16400	2,645,375
JP Morgan (BGI Custody) A/c 18409	333,322
JPMorgan Chase Bank	301,855
JPMorgan Chase Bank	12,244
JPMorgan Chase Bank	420,411
JPMorgan Chase Bank	33,271
Mellon Trust of New England	52,759
Mellon Trust - US Custodian /	102,933
Mitsui Asset	6,371
Northern Trust Bank - BGI SEPA	244,072
R C Greig Nominees Limited	84,542
R C Greig Nominees Limited a/c GP1	4,102
R C Greig Nominees Limited a/c SA1	2,950
R C Greig Nominees Limited a/c AK1	15,053
R C Greig Nominees Limited a/c BL1	2,640
State Street Bank & Trust - WI	164,092
State Street Boston	270,021
State Street Trust of Canada -	90,549
The Northern Trust Company - U	63,807
Trust & Custody Services Bank	5,487
Zeban Nominees Limited	2,306

5. Number of 6. Percentage of 7. Number of shares 8. Percentage of

shares/amount of stock acquired	issued class	/amount of stock disposed	issued class
Not Disclosed	Not Disclosed	46,394	0.01%

9. Class of security

Ordinary Shares of 15 5/9 pence

10. Date of transaction

Not Disclosed

11. Date company informed

28 November 2006

12. Total holding following this notification

14,375,614

13. Total percentage holding of issued class following this notification

4.01%

14. Any additional information

15. Name of contact and telephone number for queries

Christopher Hill - 01274 804135

16. Name and signature of authorised company official responsible for making this notification

Lesley Bryenton

Date of notification:28November 2006

END

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